THE DEVIL'S CIRCLE LLC

Unaudited Initial Financial Statement from 3/6/2019 (inception) through 12/31/2019

CEO STATEMENT

The CEO of The Devil's Circle LLC presents this Report and financial statements for The Devil's Circle LLC to disclose and establish early stage transactions and information for future venture capital fundraising.

The CEO believes that proper accounting records have been kept which enable, with reasonable accuracy, the determination of the financial position of The Devil's Circle LLC and facilitate compliance of GAAP.

The CEO hereby approves and authorizes for issue the Initial as of May 12, 2020. For and on behalf of The Devil's Circle LLC:

Jon Jedliskowski

JON JEDLISKOWSKI
CEO
May 12, 2020

THE DEVIL'S CIRCLE LLC
BALANCE SHEET
AS OF 12/31/2019

ASSETS

CURRENT ASSETS		12/31/2019
Cash		$0.00
Accounts Receivable		$0.00
Inventory		$0.00
Other Current Assets		$0.00
	TOTAL	$0.00

NON-CURRENT ASSETS

	TOTAL	$0.00

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable		$0.00
Accrued Expenses		$0.00
Accrued Payroll		$0.00
Taxes Payable		$0.00
	TOTAL	$0.00

NON-CURRENT LIABILITIES

	TOTAL	$0.00

SHAREHOLDERS' EQUITY

	TOTAL	$0.00
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$0.00

THE DEVIL'S CIRCLE LLC
INCOME STATEMENT
AS OF 12/31/2019

		12/31/2019
OPERATING INCOME		
Sales		$0.00
Cost of Sales		$0.00
	TOTAL	$0.00
OPERATING EXPENSE		
Incorporation		$174.00
Development costs		$2,495.00
	TOTAL	$2,669.00
NET INCOME		**-$2,669.00**

THE DEVIL'S CIRCLE LLC
STATEMENT OF CASHFLOWS
AS OF 12/31/2019

	12/31/2019
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	-$2,669.00
TOTAL	-$2,669.00
CASH FLOWS FROM OPERATING ACTIVITIES	
TOTAL	$0.00
CASH FLOWS FROM INVESTING ACTIVITIES	
TOTAL	$0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
TOTAL	$0.00
CASH AT BEGINNING OF PERIOD	$0.00
NET INCREASE (DECREASE) IN CASH	-$2,669.00
CASH AT END OF PERIOD	-$2,669.00

THE DEVIL'S CIRCLE LLC
STATEMENT OF SHAREHOLDERS' EQUITY
AS OF 12/31/2019

	12/31/2019
MEMBERS' EQUITY, BEGINNING OF YEAR	$ -
NET INCOME (LOSS)	($2,669.00)
MEMBERS' EQUITY, END OF YEAR	($2,669.00)

THE DEVIL'S CIRCLE LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) AS OF
12/31/2019

NOTE: ORGANIZATION AND NATURE OF ACTIVITIES

The Devil's Circle LLC ("Company") is a Limited Liability Corporation formed under the laws of the State of North Carolina on March 6th, 2019. Company will generate revenue through the distribution and sales of a feature length motion picture under the same name.

Company will conduct an equity crowdfund offering during the second and third quarters of 2019 for the purpose of raising operating capital. Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE: OPERATING COSTS

Since there is only one product Company is producing, it will endure Operating costs for less than two years.

NOTE: INCOME TAXES

Company is subject to tax filing requirements in the federal jurisdiction of the United States and Franchise tax requirements in the state of North Carolina

NOTE: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 12, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.